PROSPECT CAPITAL CORPORATION
10 East 40th Street, 42nd Floor
New York, New York 10016
September 12, 2016

VIA EDGAR Asen Parachkevov Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Prospect Capital Corporation
Preliminary Proxy Statement Filed on August 31, 2016 (the "Proxy Statement")

Dear Mr. Parachkevov:
We are in receipt of oral comments provided by you on September 9, 2016 regarding Prospect Capital Corporation's (the "Company") preliminary proxy statement filed on August 31, 2016.
We have considered your comments and have made the responses and amendments to the Company's proxy statement discussed below. For ease of reference, we have included your comments below followed by our responses.
The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff ("Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospect Capital Corporation
September 12, 2016

Comments
Comment 1:     With respect to stockholders who attend the Annual Meeting and vote in person, please revise the disclosure to clarify that voting in person is sufficient to revoke such stockholder’s proxy without any additional action by the stockholder.
Response: The Company has revised the referenced disclosure in response to the comment.
Comment 2:     On page 4 of the Preliminary Proxy Statement, please delete the reference to “or by proxy” with respect to the stockholders that may vote to adjourn the meeting because voting for adjournment is not covered by the discretionary authority given to the proxy holder pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended, and therefore may only be voted on by those stockholders voting in person at the meeting.
Response: The Company has deleted the referenced disclosure.
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If you have any questions or comments or require any additional information in connection with the above, please telephone Brian Oswald at (212) 792-2259.
Sincerely,
Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary